ALLIANCE HEALTHCARE SERVICES, INC.

100 Bayview Circle, Suite 400

Newport Beach, CA 92660

August 3, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Attention: Tia Jenkins

Re:	Alliance Healthcare Services, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 14, 2011 File No. 001-16609

Dear Ms. Jenkins:

This letter sets forth the responses of Alliance HealthCare Services, Inc. (the “Company”) to the comment received by facsimile on July 20, 2011 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed on March 14, 2011 (the “10-K”).

Form 10-K for the Year Ended December 31, 2010, Filed March 14, 2011

Note 4 to the Consolidated Financial Statements

Share- Based Payment

Stock Options and awards, page 83

1.	We note you continue to use the simplified method to determine the expected term of stock option grants. Based on the passage of time, it would appear that you have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of your stock option grants. Please provide us with a detailed discussion of your basis to continue to utilize the simplified method in determining the expected term of your stock option grants. Please refer to the guidance in SAB Topic 14-D2 and FASB ASC 718.

Response: The Company believes that the continued use of the simplified method for determining the expected term of the Company’s options is appropriate based on the following facts.

Staff Accounting Bulletin (“SAB”) 110, which amended and replaced Question 6 of SAB Topic 14.D-2, permits entities, under certain circumstances, to continue to use the simplified method, specifically for share options with “plain vanilla” characteristics. Examples of situations in which SAB 110 indicates that it may be appropriate for an entity to use the simplified method include:

•

The company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares have been publicly traded.

•

The company significantly changes the terms of its share option grants or the types of employees that receive share option grants such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.

•	The company has or expects to have significant structural changes in its business such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term.

As set forth in greater detail below, the Company believes it qualifies for use of the simplified method because (a) the Company significantly changed the terms of its share option grants; and (b) the Company significantly changed the types of employees that receive share option grants.

The Company significantly changed the terms of its share option grants:

The Company adopted its employee stock option plan (the “1999 Equity Plan”) in November 1999. Since then, the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) has made three changes in the types of option grants that the Company issues. The changes affect the restriction on the sale of stock obtained through exercised options, the method and length of the vesting and the terms under which the options are granted. The following paragraphs describe the three types of stock awards the Company has issued, as well as a history of exercise activity and why the Company believes that it does not have sufficient exercise activity to provide a reasonable basis to predict exercise activity on new grants:

1.	Restricted option- Restricted options were issued for all grants made between November 1999 and December 31, 2002, as well as all initial option grants made to first-time option recipients between January 1, 2003 through December 31, 2007. The restricted options have a salability restriction, which prohibits the sale of stock obtained through an exercised stock option for five years from the grant date of the stock option. Due to this restriction, there have historically been very few option exercises of restricted options. Additionally, the restricted options contain a different vesting schedule than the time options described below. Due to the differences noted, the Company does not believe the limited exercise activity for these options provides a reasonable basis to predict exercise activity on the new time options.

2.	Original time option- Original time options were issued for all grants between January 2003 through December 31, 2007 to recipients receiving grants subsequent to their initial restricted option grant described above. Original time options have a five-year vesting schedule, which vest 5% in the first year, 20% in the second year and 25% in years three through five. The option exercise history on these time options has been very limited as well. As it relates to non-executive option exercises, we note that as of January 1, 2008, only 3% of these options had been exercised, as of January 1, 2009, only 7% of these options had been exercised, and as of January 1, 2010, only 12% of these options had been exercised. Because these original time options granted prior to 2008 differ in vesting term and annual vesting percentage from the new time options issued on or after January 1, 2008, the Company does not believe the original time option exercise activity provides a reasonable basis to predict exercise activity on new time options.

3.	New time option- On January 1, 2008, the Compensation Committee changed the terms for non-qualified stock option awards. All options granted on or after January 1, 2008, including options granted during the 2010 fiscal year, are new time options which vest 25% each year over four years and contain no salability restrictions. The original time options granted prior to 2008 and the new time options granted on or after January 1, 2008 differ in vesting term and annual vesting percentage. Additionally, the new time options granted after January 1, 2008 do not have a restriction of the sale of stock obtained from exercised options similar to the restricted options described above. The Company believes that the limited historical exercise activity and differing vesting and exercise periods of the original time options and the restricted options do not provide a reasonable basis to predict exercise activity on the new time options. Additionally, through December 31, 2010, no new time options have been exercised so there is no exercise data available for option grants with these terms.

The Company significantly changed the types of employees that receive share option grants.

Beginning in 2007, the Compensation Committee began granting Restricted Stock Awards and Stock Bonus Awards to the Company’s Executive Management, rather than making annual stock option grants. This practice has continued for all grants to Executive Management since 2007, and starting in 2009, was extended to other senior level management employees. Because of this, any historical exercise activity related to Executive Management would be excluded from an expected term calculation, as new time options granted after 2008 were only to select senior level management and managers of the Company, for which there is very limited activity. Starting in 2009, many senior level management have also been receiving Restricted Stock Awards rather than stock options, bringing the level of exercises relevant to expected term even lower than the activity mentioned above.

Conclusion: Company does not have significant historical data

As described above, as a result of the limited historical employee share option exercise experience for each of the types of options granted to employees, as well as the changes in the types of employees that receive share option grants, the Company has concluded that it continues to not have a reasonable base to estimate the expected term of option grants, and has elected to continue to use the simplified method.

In future filings, the Company will continue to disclose that it has used the simplified method described in ASC 718 as it does have not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term and based on the change in the types of employees that receive share grants. Consistent with our previous response to the staff on December 19, 2008, the Company will continue to evaluate the use of the simplified method as historical exercise data becomes more sufficient.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to contact me by telephone at (949) 242-5334 or by fax at (949) 242-5377 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Howard Aihara
Howard Aihara
Executive Vice President, Chief Financial Officer

cc:	Keith Benson, Latham & Watkins LLP